September 19, 2006

Mail Stop 4561

Mr. R. Scott Smith
Chairman, President and Chief Executive Officer
Fulton Financial Corporation
One Penn Square
P.O. Box 4887
Lancaster, Pennsylvania 17604

Re: **Fulton Financial Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Filed March 16, 2006
        Forms 10-Q for Fiscal Quarters Ended
        March 31, 2006 and June 30, 2006
        File Number: 000-10587

Dear Mr. Smith:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K, filed March 16, 2006

Note A – Summary of Significant Accounting Policies

Derivative Financial Instruments, page 46

1. We note that in October 2005 you entered into a forward-starting interest rate swap with a notional amount of $150 million in anticipation of the issuance of $150 million of trust preferred securities in January 2006. Please tell us how you determined that this hedging relationship meets the criteria for hedge accounting pursuant to paragraphs 28 and 29 of SFAS 133. Specifically address the following:

   - the nature and terms of the hedged item or transaction;
   - the nature and terms of the derivative instruments;
   - the specific documented risk being hedged;
   - the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis; and
   - whether you apply the "short-cut" method or "matched terms" approach for assuming no effectiveness for this hedging relationship pursuant to paragraphs 68 or 65, as applicable, of SFAS 133.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3490, if you have questions regarding these comments.

Sincerely,

Don Walker
Senior Assistant Chief Accountant